FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Letter to the Securities and Exchange Commission, dated December 4, 2009, announcing the resignation of Mr. T. S. Vijayan, one of the non-executive Directors on the Board of ICICI Bank Limited

Item 1
December 4, 2009

The United States
Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attn.: Filing Desk

Dear Sirs,

IBN
ICICI Bank Limited  (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy of the Company's Report on Form 6-K dated December 4, 2009 in connection with changes in the Board of Directors as detailed below.

Mr. T. S. Vijayan, one of the non-executive Directors on the board of ICICI Bank Limited has resigned effective November 24, 2009.

This is for your information and necessary action.

Yours faithfully,

Sandeep Batra

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 4, 2009	By:	/s/ Sandeep Batra
			Name:	Sandeep Batra
			Title:	Group Compliance Officer and Company Secretary